

May 13, 2010

Mail Stop 4631

Via U.S. mail and facsimile

Mr. Edward F. Myers II
Principle Executive Officer
Unseen Solar, Inc.
505 Camino Elevado
Bonita, CA 91902

> **RE:** **Unseen Solar, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed April 27, 2010**
> **File No. 333-165381**

Dear Mr. Myers:

We have reviewed your amended filing and have the following comments.

Cover Page of the Prospectus

1. We note the statement that you have no intention to engage in a reverse merger with any entity in an unrelated industry. Please clarify whether or not you intend to engage in any reverse acquisition regardless of industry and whether you intend to engage in any other business combination.

2. We note the disclosure here and throughout the prospectus that there is no assurance you will be able to return the funds because you are not holding the money in a trust or similar account and a creditor may be able to execute a judgment against the funds. Please also disclose throughout the prospectus where this is discussed that you and your executive officer will have access to these funds.

Prospectus Summary, page 3

3. Where you state that you have no revenues and no operating history, please also state that you have no current operations or products. We note the disclosure in the first risk factor.

4. Wherever you refer to products, please do so as "proposed" or "planned" products throughout the prospectus, including your risk factors.

Risk Factors, page 4

If We Are Unable to Maintain Existing and Develop Additional Relationships with Contractors and Builders…, page 5

5. Please state, if true, that all potential products and services will be provided by third-party contractors and that you currently have no plans or agreements to manufacture, distribute, market or install any product.

If We Do Not Respond To Rapid Changes In The Technology…, page 5

6. Please elaborate on the risks related to changes in technology. Further, if government regulation is not a material risk, remove this discussion. If you believe this is a material risk, please separate your discussion into a stand-alone risk factor and elaborate.

We Do Not Yet Have Any Substantial Assets…, page 5

7. Please explain how not selling all of the shares in this all-or- none offering is a risk to potential investors since there will be no continuing shareholders from this offering in the event all shares are not sold. We note similar issues with the risk factor entitled "We Are Selling This Offering Without An Underwriter And May Be Unable to Sell Any Shares" on page 6.

8. Please include a risk factor addressing the fact that the provisional patent will expire soon.

Use of Proceeds, page 7

9. Because your director's oral agreement to loan you money would need to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K if it existed in written form, please provide a written description of the contract similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K. Please also revise your Executive Summary on page 12 in which you state that other than Mr. Myer's purchase of common shares and the assignment of the patent, there have been no other agreements between the company and Mr. Myers. You may wish to refer to the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations Question 146.04 for further guidance.

Executive Summary, page 12

10. We note your statement that this prospectus contains "forward-looking statements" within the meaning of the "US Private Securities Litigation Reform Act of 1995." Be advised that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering or issuers of penny stock. Please revise your disclosure accordingly.

Product Overview, page 12

11. Please elaborate on your reference to"global alliances." Clarify the scope of your business plans.

12. Please provide the basis for the various claims about your proposed products such as the statement that "very little maintenance is required throughout the years of operation" or that "the panels are also less costly than domestic water heating solar systems." Please disclose if these claims are based on your director's personal beliefs.

13. Supplementally, please provide a copy of the market study conducted by the company.

Patents, Trademarks…page 14

14. Please disclose your response to prior comment 10 in the prospectus and include any relevant risk factor disclosure regarding the lack of intellectual property protection of your primary proposed product.

Management's Discussion and Analysis or Plan of Operation, page 16

15. Please revise to address the manufacture and assembly of your planned products as well as the provision of the raw materials used in this process.

Future Sales by Existing Stockholders, page 23

16. Please discuss the potential restrictions to the resale of securities pursuant to Rule 144. You may also want to refer to the Division of Corporation Finance's Compliance and Disclosure Interpretations Securities Act Rules Question 137.01 for further guidance.

Legal Opinion

17. Please remove the first full paragraph on page 2 of the opinion.

18. Please delete the second sentence of the last paragraph of the opinion.

19. Please remove the following from the last sentence of the last paragraph of the opinion: "or Item 509 of Regulation S-K.

Exhibits

20. The Patent Sales Agreement should be filed as a number 10 exhibit.

Undertakings

21. Please remove the references to "small business issuer" and ensure that you have stated the undertakings required by Item 512 of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with mark copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Haynes Accountant at (202) 551-3424 or, in her absence, Rufus Decker, Accounting Branch Chief (202) 551-37369if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Abby L. Ertz, Esq.
       The Rrtz Law Group
       2534 State Street, Suite 203
       San Diego, CA 92101